Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: April 18, 2022

Lily Shen and Christian Lee on the Absolute Return Podcast

Interview conducted on March 3, 2022

Julian Klymochko, Absolute Return Podcast:

Welcome Lily and Christian of Transfix to the podcast today. How are you guys doing?

Lily Shen, CEO of Transfix:

Doing great. Thank you. Yourself?

Julian Klymochko, Absolute Return Podcast:

Doing fabulous. Thanks. I wanted to kick things off by just getting into a quick background. Lily, prior to joining Transfix, you had a career in financial services, Goldman Sachs, but also eBay, Wealthfront. Can you walk us through your career, key insights you picked up that ultimately prepared you for the CEO role?

Lily Shen, CEO of Transfix:

Yeah, absolutely. I've truly have had the privilege of being a part of some amazing companies over the course of my career. I did start my career at Goldman on the buy side, but I've spent the last two plus decade building marketplaces across sectors and globally. And over the course of that period of time, what I've really come to learn is the power of marketplaces, how marketplace models are really able to bring a lot of efficiency to broken models and really bring two sides, whether it's buyers or sellers, or obviously an RK shippers and carriers together and drive far more efficiency in the system through the use of data technology and far super user experiences as well.

Lily Shen, CEO of Transfix:

Yeah, I think for me, some key learnings have been certainly relentless focus on the customer. That is very top of the list in terms of how we operate here at Transfix, particularly with evolving and increasing expectations and especially in such a complex space, really building high performing teams. I'm a firm believer, no matter where you are as a company, as a business, whether your early stage, high growth, large scale company, you have to be able to continue to attract great talent, build high performing teams, and an incredibly strong culture that truly makes you a resilient team in business and really continue to drive innovation. This is something that is truly core to how we operate here at Transfix. This is obviously a huge complex space and you have to really rethink and reimagine the ways in which freight can be moved and the ways in which people work. And I think we have a tremendous opportunity here ahead of us.

Julian Klymochko, Absolute Return Podcast:

Now, speaking of attracting talent, I was wondering what brought you guys to join Transfix? Christian, do you want to start? Then we could go to Lily. What was the opportunity set that made you want to join the company?

Christian Lee, CFO of Transfix:

Yeah, there was a few things. So my background, just to kind of dive in there for a second, I did mostly large companies, Citigroup, Time Warner, Time Warner Cable, and was lucky enough to be part of the team that spun Time Warner Cable off from Time Warner Inc. So had that experience of taking a company public essentially, had a variety of roles there. Ultimately, we ended up. I was leading core development and we were sort of in the attempted merger with Comcast and then ultimately with Charter. And wanted to do something that was higher growth, more disruptive and so I joined very early on WeWork and was part of the growth that happened there, originally a CFO. And then went over to Asia to help launch and run the businesses there, and did that for five years.

Christian Lee, CFO of Transfix:

And as I was sort of looking at the next journey, was really focused on being in an industry that was in need of disruption, huge growth potential, massive market, but was very focused on how do you do that in an operationally disciplined way, a team that sort of understood the vision and where we wanted to go but also was very focused on how do you do that day in and day out, month over month, quarter over quarter, year over year. And so was really blown away when I met the combination of Drew and Jonathan on the vision and the technology side. And then Lily, who sort of brings that together, kind of this vision, but combined with the real, "Okay, how do we actually make that happen?" And so it was like, "Okay, this is actually everything I was looking for in terms of massive opportunity, huge potential, real ability to bring in technology and people together to drive innovation but with the clear plan of how to do that."

Christian Lee, CFO of Transfix:

And I then looked at it and said, "Well, my background of, how do we think about capital allocation? How do we think about M&A?" We think there's a huge acquisition opportunity in this space going forward, partnership, growth, those sorts of things. So for me, it was sort of the perfect combination of big opportunity with a clear plan of how to get there and then my particular skillset of sort of M&A, capital allocation, new businesses. And it just all sort of made sense coming together.

Julian Klymochko, Absolute Return Podcast:

And Lily, how about yourself? What appealed to you about joining Transfix?

Lily Shen, CEO of Transfix:

Yeah. I mean, I met the founders back in 2015, and quite frankly, fell in love with the massive market opportunity, the vision and the opportunity to truly transform a massive market. My background especially in technology and operations was really bringing that to life and the opportunity to have impact in doing that to really drive and help build a better platform, a better experience and help eliminate waste and inefficiencies that exist.

Lily Shen, CEO of Transfix:

And also, for me, a big part of it was the team. I think the combination of, and this is how we have grown the company over the years as well, really strong, I would say, industry leaders and insights into a lot of the ways in which things are done and maybe the ways things should be done better, but also incredibly strong technical acumen and bring those things together.

Lily Shen, CEO of Transfix:

So, one of the things I loved about Transfix early on was that, it's not just a technology company trying to figure out the industry or I would say a more traditional model trying to figure out the tech from day one. It was really building it the right way. And myself, Christian, the rest of the team, having the opportunity to really scale that business was incredibly exciting.

Julian Klymochko, Absolute Return Podcast:

Now, I did want to get into this big growth opportunity and Transfix's business model. Specifically, the company uses proprietary tech machine learning and AI to dynamically match thousands of freight transactions between shippers and carriers. You have built this big marketplace. Can you describe how the company's business model works? How do you guys generate revenue?

Lily Shen, CEO of Transfix:

Yeah. Christian, do you want to take the revenue? And I would talk about more about business model.

Christian Lee, CFO of Transfix:

Yeah, absolutely. So the core, the majority of what we do today is, as you said, the sort of matching. Right? People will think of it as sort of digital freight brokerage of, we work with shippers, we price that out for them, we match with carriers. We sort of try to find the most efficient routes, the most efficient way to bring that together, to really drive matches at scale. So 90% of our revenues today comes from very large enterprise companies. And it is on a transactional basis so we get paid to move a load and match with a carrier. And then we have costs of making that-

Christian Lee, CFO of Transfix:

Load and match with a carrier, and then we have costs of making that transaction happen. Where we're differentiated is coming at this as we have from a data first approach and being able to make matches very efficiently at scale. Very large shippers need to move, as you said, tens of thousands of loads, and being able to match that with the hundreds of thousands of carriers around the platform, as opposed to the traditional model of a broker who's on the phone, trying to email back and forth. We're having the machine do it, and then giving a human being the opportunity to review it, and so it's effectively turned a transactional model into almost a high growth recurring revenue model because we're able to continually get better as we match. We've automated so much of the inefficiencies out that we can really scale this quickly, as you've seen from our numbers and the revenue and margin growth over time. And then from there, add on that we also have the software businesses that are continuing to grow, which I'm sure Lily will talk about.

Lily Shen, CEO of Transfix:

Yeah, just to add onto that, I think the magic and the ways in which we've been able to make that all come to life has been multifaceted. We meet our customers and cares exactly where they're at, so whether it's through APIs, through integrations, providing the software ourselves, we make it incredibly easy for every customer, every carrier to work with us, onboard quickly, and then to be able to dynamically access whether it's a capacity or their freight that they're looking at. That's very much because of the matching platform that we've built.

Lily Shen, CEO of Transfix:

I think to take that one step further; the matching capabilities have been enabled because of multiple things. One is because of the automation platform that we've built. We have literally over the years been able to drive automation at every point necessary to process a load. And so whether it's through pricing, auto bidding, auto tendering, auto matching, it actually takes the aggregate of all those things to come together to really drive the automation, the platform, and we have built that. The other aspect of the business that I'll talk about is our network level of approach. Christian's absolutely right. We have taken a data first and platform approach, and what that means is that we look at everything at a true network level. If you think about it, a shipper is primarily optimizing their own needs and their own supply chain. We work with multiple shippers and we're able to look at, I would say, synergies amongst shippers, and between shippers and carriers, and also amongst carriers, so we're able to really bring that together to drive value through the ecosystem.

Julian Klymochko, Absolute Return Podcast:

Now, there's a couple key themes that I've latched onto here. Number one, it's a huge potential, this massive market of digital freight brokerage, and also the fact that there are these inefficiencies that you can capitalize on. Now, a couple questions, how big is the freight logistics market and why do these big inefficiencies exist?

Lily Shen, CEO of Transfix:

Yeah, the market is huge. It's estimated to be over $1 trillion, and that includes trucking spend plus freight software and services. The reasons why the inefficiencies have existed for so long is because one, as it is, the industry is incredibly fragmented. There's an incredibly long tail. It's very fragmented, many, many players. And at the same time, everyone works in incredibly siloed ways. I would say siloed ways not only in terms of how they're working with their customers and other constituents and partners, but also because there's no connectivity in terms of a lot of the systems that exist. Now, because of that, as you can imagine, this is where the power of the data comes in. Because we've built a unified data platform, and because we've built the modern interfaces and connectivity with the shippers and carers we've worked with and the automation, we've been able to actually identify capture, structure, leverage, and then really build our machine learning AI capabilities on top of that. That's helped driving the efficiencies through the system. Christian, anything else you'd like to add to that?

Christian Lee, CFO of Transfix:

No, I think that's all right. The only piece is when you then look at that structural ... historically, the alternative has been very, very manual processes for all of this. People had pick up the phone, try to use their personal relationships to connect a few loads to a few carriers. Not only were there structural efficiencies in silos, but there just hasn't been the ability to take a more network level approach, and that I think is the big development that we brought to the industry, was again, getting out of just, how do I have an individual broker who matches things by taking a whole network level approach, applying automation, all of that? You're fundamentally changing the nature of how the service is delivered, which has led to huge benefits for shippers, carriers, and ultimately for Transfix.

Michael Kesslering, Absolute Return Podcast:

It seems to me it's basically a very sophisticated market making function that we would be used to in the equities markets. And just so I'm understanding the business model correctly, is it simply that where you're generating revenue, is it through taking a fee for connecting two counter parties or is it taking the risk on one side of those transactions? How does it work exactly?

Christian Lee, CFO of Transfix:

Today, we do take the risk. So we contract with the shipper and again, take the risk is a somewhat term of, I think, accounting here, because we have a huge amount of data on the other side to know what carrier preferences are, what lanes they're good at, what the cost's likely to be. That is the nature of what we're doing, is knowing where the market is likely to be on the shipper side and both what the cost is likely to be on the carrier side, but more importantly, the service levels, who can deliver on what lanes, who's done this well historically. Our head of data, we'll talk a lot about, these are not substitutable goods. It is a massive market, like a treasuries or something like that, but one carrier's not necessarily transferable to another carrier. So you need to both be able to make the market, but also understand the unique nature of that carrier, where they're strong, where they're good, where they have repeat ability, where it's just a one off. It is that market making, but it's one level advanced because you have a service and a reliability and all these other components that come into it too, that we take into account.

Michael Kesslering, Absolute Return Podcast:

That makes a ton of sense. Something that you were talking about, the inefficiencies of the industry, one of those inefficiencies would be the environmental cost of this. What's the environmental impact of some of these empty miles, I saw was something that came up in your investor presentation?

Lily Shen, CEO of Transfix:

One of the inefficiencies is, in fact, the waste that exists in the industry, and 30% of miles driven are driven empty every single year. And I think that in combination, obviously many people are also talking about driver shortage, right? So the combination of things have actually led to an incredibly high demand and need for reliable capacity.

Lily Shen, CEO of Transfix:

Our platform, because of the tens and thousands of carriers that we've been able to aggregate over the years, because of the experience that we're providing the carriers and the reliability consistent freight, and therefore that means consistent freight, consistent revenue, right, and ability to really keep the truck moving, that is one of the things that our platform is incredibly good at. So I think that there's a lot more, quite frankly, and I think that speaks to the opportunity ahead in terms of inefficiencies, in terms of empty miles that can be driven out of the system.

Lily Shen, CEO of Transfix:

But as we continue to actually scale the marketplace, drive more volume, bring more carriers, right, and recognize and identify those synergies across lanes, across carriers, across shippers, over time we can actually continue to drive some of those empty miles out of the system.

Julian Klymochko, Absolute Return Podcast:

Now, I wanted to touch on the competitive dynamics in this industry. Specifically, who are you guys competing against? Are there anyone else in the digital freight brokerage side? Are you competing against a group of guys on the phone? Do you have a competitive advantage in this market?

Christian Lee, CFO of Transfix:

This market, as we've talked about, is massive, right? Just even digital brokerage is a 120 billion market, the broader trucking industry, 500. As Lily said, when you add in all the services and other pieces, you're talking about a trillion dollar industry.

Christian Lee, CFO of Transfix:

So, as you can imagine, there are many, many, many players in that market. Even within brokers, there's, depending on who you talk to and how you count, some between 10,000 to 17,000 people who are just brokering freight today. And so there are many, many folks who are doing this.

Christian Lee, CFO of Transfix:

But generally speaking, everyone is doing one of two things, right? The traditional analog phone broker led individuals who are making calls, who have their own personal P&L within a larger organization, who are incentivized to not share information on the shipper and not share information on the carrier, keep that to themselves for their own personal P&L. So that's one piece. Others who have taken, I would say a more technological first approach, but it tends to be app based. It tends to be one driver to one load.

Christian Lee, CFO of Transfix:

And we think the difference of what we've done is, of course, the data piece we've talked about, but that network matching at scale. And the way we really think about it is monetizing the inefficiencies. Going back to the question before, when you think about 30% of miles, that's tens of billions of miles that are driven empty, right? And we talked about the environmental impact, the impact on infrastructure, roads, bridges. But carriers don't get paid, right? As Lily said, right, so if you're driving empty, you're not getting paid nearly what you should be. And that's one of the reasons there's a driver shortages, is people sign up for X, but they're driving empty. They're waiting. They're not being treated well.

Christian Lee, CFO of Transfix:

And so when you can bring this together at a network or even a multi-network level way and start to really truly drive out the inefficiency, it's better for shippers, it's better for carriers, it's better for the environment. And so what we've done is rethink kind of how these things come together through, again, the matching algorithms and through the automation. And so there's a lot of people who are in this industry, to be clear, but we think we're approaching it differently and we are helping solve the inefficiency in a way that hasn't been done.

Michael Kesslering, Absolute Return Podcast:

And so right now, you're solving a highly complex issue with a very sophisticated product when you talk about your algorithms and the matching algorithms. But right now, pretty much every industry and consumer in the world has been affected by supply chain issues. And so for our listeners that may or may not be sophisticated in this industry, what are some of the more important things for just everyday people to know about the current logistics shortage? You talked about truck drive shortage and overall supply chain issues. What do you think is most important for consumers to know?

Lily Shen, CEO of Transfix:

I would say a few things. There's one thing that we know, which is that the market is constantly evolving and it's changing. And therefore, right, the ability to build the technology platform that can actually manage that and be able to dynamically match and provide shippers with the capacity they need, carriers with the freight they need, to drive a more efficient system is critical.

Lily Shen, CEO of Transfix:

And obviously, we know the supply chain is really the backbone of the economy. Especially over the course of the last couple years, everyone has felt it. Consumers have felt it. Shippers have felt it. Carriers have felt it in one way, shape, or form.

Lily Shen, CEO of Transfix:

But I think that speaks to the secular trend in terms of digitalization overall, right? The need to drive better data and analytics to help make better decisions, easier and more modern interfaces, and more connectivity across various platforms and far more efficiency from an automation standpoint. And that's exciting to us, right? It's actually quite crazy. This is obviously such a huge market, and I know there's been technology pursued in the past, but it's still incredibly antiquated. But that speaks to the opportunity for us moving forward.

Julian Klymochko, Absolute Return Podcast:

And you guys announce some big news recently, a going public to transaction at an enterprise value of 1.1 billion dollars. I was wondering what are some advantages in being a public company versus staying private?

Christian Lee, CFO of Transfix:

Yeah. So we think there's a number of ... and you can imagine we spent a long time discussing internally with our board, with our key shareholders and partners, of the best option. And where we landed or why we landed on the public option was a few fold. First, coming out of 2020, we saw this incredible demand that there was a real mindset shift of both shippers and carriers saying, "I need a different solution. I need transparency. I need reliability. I need to know who my partners are. I need to understand where freight is," again, all the things we've been talking about.

Christian Lee, CFO of Transfix:

And so, we started to see this incredible demand back half of 2020, going into 2021. You can see it in our financial results. And we said, "Okay. Well, what we need to do is continue to invest in all of the products, the sales and marketing, the new products we're rolling out, the software products we have, because we see this incredible demand. And so we just need to invest in that." So hence the need for capital.

Christian Lee, CFO of Transfix:

Secondly, that it was a big sort of branding and marketing opportunity for the company that we have been very focused, right? Prior to recently, we have been very heads down and just building the right solution, not out there as much publicly talking about what we were doing. And given all of the demand we saw and the success we were having, that this was the right time to announce, "Hey, here's what we're seeing. Here's the growth. We're comfortable being out there, being very transparent." As Lily said, this is traditionally a very opaque industry, and so being public allows us to give full transparency, "This is what we're doing. This is how we're doing it." We want to be out there.

Christian Lee, CFO of Transfix:

And then finally, I would say, as we've talked about, it is a massively fragmented industry on the service side. And historically, M&A has been very difficult because when you have a analog brokerage, or you're using people to broker transactions, you don't get a lot of efficiencies out of scale. You have to add more people, more offices, all of the things.

Christian Lee, CFO of Transfix:

Because of the way we've architected this, that we have this sort of matching algorithms with a person to watch them, but you can really scale there, and automation that allows us to be able to grow without adding a lot more people, the idea of consolidation becomes much more attractive. And so both through capital, as well as through the currency, you can pursue an M&A path which is quite interesting here.

Christian Lee, CFO of Transfix:

So, when we look down the list of all of the things, it was pretty heavily in favor of both being the right time overall. I mean, any market has its ups and downs, as we've seen in recent history. But as a general philosophical matter, to be public, to use it to grow, to enhance the brand, to give opportunities for both organic and inorganic growth.

Julian Klymochko, Absolute Return Podcast:

Now, Transfix is going public via a SPAC merger, and that merger partner is G Squared Ascend. Now, there's hundreds of SPACs out there. I'm sure you spoke to quite a few of them. What made G Squared Ascend stand out as your merger partner?

Christian Lee, CFO of Transfix:

Yeah, maybe I'll start, and Lily, you can speak sort of on the partnership side. I mean, look, they've been investors since 2019, so they really knew our business. They were less than 1%, so it was small, but they had seen the company through the volatility of the past few years and how it had performed. And I think they were excited about that. So when they approached us, they were very clear of, "Hey, we've seen how you've performed. We've seen what's going on. We're excited about putting more capital in."

Christian Lee, CFO of Transfix:

The structure of the transaction itself was very thoughtful in terms of they were willing to put in $100 million forward purchase agreement to support the transaction. They were willing to put capital in. If we had decided not to go down the path, they were willing to make 50% of their founder shares subject and basically at risk, so they only vest to the extent that the share price performs over time. So they're highly, highly aligned with our existing and new shareholders.

Christian Lee, CFO of Transfix:

And so overall, it was just a compelling proposal, a compelling structure with someone who's known us for a long time and understands this market very deeply. And so it was just a great partnership and someone to kind of, together, take the company public and go to the next step.

Lily Shen, CEO of Transfix:

Yeah, I think that, Christian, you hit the nail on the head there. The one thing I would add is, given that G Squared has practically been partners with us since 2019, they have always believed in our long-term vision for the company. They've always understood very deeply, especially given all their investments in this space, how big the opportunity is and our strategy and approach to really changing the game here.

Lily Shen, CEO of Transfix:

And I think that over the course of the last few years, and certainly through this transaction, they have been incredible partners for us. I believe that with the SPAC and the amount of certainty around it, I think that G Squared has been a great partner.

Julian Klymochko, Absolute Return Podcast:

Those are two key differentiating factors is the forward purchase agreement and the performance-based promote shares. You don't see both of those too often, so I can see the appeal of those. Now, prior to letting you guys go, I was wondering, are there any key insights regarding the investment case for Transfix that we haven't touched on yet? Anything that investors should know?

Christian Lee, CFO of Transfix:

Yeah, I would say, for me, a couple things. It is the dependability of growth that you've seen from Transfix, right? ... disciplined focus on investment, and whether that's capital investment in terms of sales and marketing dollars, R&D dollars, et cetera, new product development, or even in how we launch products in partnership with our shippers, get it right, and then roll it out.

Christian Lee, CFO of Transfix:

There is one strategy, which is the blitzscaling to spend all of the money that you can to get scale, and our view is, again, that may or may not be appropriate in other industries, but in this industry, it is about building a repeatable growth structure that really gets better the bigger you get. But to do that, you have to do a lot of hard work, a lot of disciplined investment in getting the core right. And building that disciplined approach to kind of continual growth has been a foundation, I would say, from the very early days.

Christian Lee, CFO of Transfix:

I think that's one thing that investors should understand from us is that approach, that you've seen the sort of consistent growth of revenue and margin. Obviously, no one can guarantee the future, all the caveats about projections in the S-4 that people should go read. But that mentality of disciplined investment, disciplined growth, continuing to sort of scale over time is really important for us as a management team and what investors should expect to see from us going forward.

Lily Shen, CEO of Transfix:

Yeah. Two other points I would add is, in fact, the momentum of the business, as I mentioned earlier on the secular trend, and really acceleration and move towards digitalization for all players here in the industry. And we also the team that we have in place. So obviously, you're meeting myself and Christian, but we have put together an incredible bench of executives, incredibly seasoned, having worked at high-growth companies as well as public companies, with deep experience and very broad experience building teams and growing businesses.

Julian Klymochko, Absolute Return Podcast:

That's great to hear. So if investors want to learn more, the ticker symbol for G Squared Ascend, the SPAC merger partner, is GSQD. And once that merger closes, your new ticker symbol will be TF. So Lily, Christian, thanks so much for coming on the podcast today. We'll be watching your progress and wish you all the best luck with respect to the pursuit of these growth initiatives that you're pursuing and the going public transaction.

Christian Lee, CFO of Transfix:

Thank you.

Lily Shen, CEO of Transfix:

Thanks so much.

Julian Klymochko, Absolute Return Podcast:

All right. Thanks. Bye, everybody.

Lily Shen, CEO of Transfix:

Bye.

About Transfix

Transfix drives modern supply chain impact at scale with its Intelligent Freight Platform™. By combining enterprise-grade, machine-learning technology with intuitive software and dedicated supply chain experts, Transfix is enabling organizations to deliver with high performance and high reliability, drive long-term strategy and capacity planning, take empty miles off the road, and optimize their networks, at scale. Today, Transfix connects shippers to 28,000+ carriers with real-time, many-to-many freight matching and the visibility they need to make their supply chains more efficient and environmentally responsible. Learn more at Transfix.io.

About G Squared

G Squared is a global venture capital firm that partners with dynamic companies throughout their life cycles as a complete capital solutions provider, working to create value for companies, investors, employees, and other stakeholders. The firm focuses on investments in growth-stage technology companies and has invested in over 100 portfolio companies since it was founded in 2011. The firm's affiliate, G Squared Ascend I Inc. (“G Squared Ascend I”), offers transformative private companies a path to public markets via SPAC. For more information on G Squared and its portfolio, visit: www.gsquared.com. For more information on G Squared Ascend I, visit: www.gsquaredascend.com.

Media Contact

Chelsea Horn, Carve Communications for Transfix

chelsea@carvecomms.com

(210) 378-8580

Investor Contact

Investors@transfix.io

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I and Transfix, Transfix Holdings, Inc. ("Transfix Holdings") has filed a registration statement on Form S-4, as amended (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"). The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC's website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I's stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I's executive officers and directors in the solicitation by reading G Squared Ascend I's Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on April 13, 2022, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are "forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I's proposed business combination with Transfix, G Squared Ascend I's ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words "could," "should," "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I's or Transfix's current plans and operations as a result of the announcement of the transactions; (v) Transfix's ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix's business and the timing of expected business milestones, (ix) the effects of competition on Transfix's business, (x) supply shortages in the materials necessary for the production of Transfix's products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I's public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of G Squared Ascend I's final prospectus filed with the SEC on February 8, 2021 and its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on April 13, 2022 and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I's filings with the SEC. G Squared Ascend I's SEC filings are available publicly on the SEC's website at www.sec.gov.